
Mail Stop 3720

February 9, 2009

Marc V. Byron
Chairman of the Board and Chief Executive Officer
Polaris Acquisition Corp.
2200 Fletcher Avenue
4th Floor
Fort Lee, NJ 07024

> **Re: Polaris Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 5, 2009**
> **File No. 001-33860**

Dear Mr. Byron:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>The Merger Proposal, page 39</u>

<u>Background of the Merger, page 39</u>

<u>Duff & Phelps Opinion, page 46</u>

1.   We note your revised disclosure on page 51 in response to comment one in our letter dated January 29, 2009. Please update the risk factor disclosure on page 13 regarding the potential for material inaccuracies in projections to highlight that the fairness opinion is based on estimates of Chrysler vehicle production numbers that significantly exceed Chrysler's own production estimates as of December, 2008. Although the Polaris Board continues to believe the performance projections based on these higher numbers are reasonable for the reasons stated on page 51, clarify that Duff & Phelps did not consider

those potential sources of additional revenue in its analysis and that the Board has not requested an updated opinion in light of these developments.

*   *   *   *

As appropriate, please revise your preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or Larry Spirgel, Assistant Director, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Andrew J. Nussbaum
        Wachtell, Lipton, Rosen & Katz
        Via facsimile: (212) 403-2269